SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1	Translation of letter to the Argentine Securities Commission dated October 28, 2025.

Buenos Aires, October 28, 2025.

Gentlemen

Comisión Nacional de Valores (“CNV”)

175 25 de Mayo

Autonomous City of Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

Autonomous City of Buenos Aires

A3 Mercados S.A. (“A3 Mercados”)

Maipú 1210

Autonomous City of Buenos Aires

Present

Ref.: Relevant Information – Acquisition of shareholding in Refinería del Norte S.A. (“Refinor”)

We are writing to you in order to comply with the rules of the National Securities Commission Rules and the corresponding regulations of ByMA and A3 Mercados.

In this regard, we hereby inform you that, on October 28th, YPF S.A. (“YPF”) acquired 50% of the share capital and voting rights of Refinor through the purchase from Hidrocarburos del Norte S.A. of 45,803,655 class “A” ordinary book-entry common shares with a par value of $1 (one peso) each and with one vote per Refinor share (the “Transaction”). With this acquisition, YPF -which already owned 50% of the share capital—will hold 100% of Refinor’s share capital. The total price of the Transaction amounts to US$25,200,000.

Refinor’s purpose is the industrialization of liquid and gaseous hydrocarbons and their derivatives, the commercial operation of refineries, and the transportation and marketing of products derived from its activity.

Furthermore, and as required by applicable regulations, it is reported that, according to YPF S.A.’s quarterly balance sheet as of June 30, 2025, sales credits and accounts receivable with Refinor totaling $8,478,527,468 were recorded, as well as liabilities totaling $1,086,079,722.

Finally, it is hereby noted that all other additional information required by current regulations is available on the CNV’s Financial Information Highway website (under the items “Financial Information—Controlled Companies’ Financial Statements” and “Corporate Information—List of Authorities – Controlled Companies”), at www.cnv.gov.ar

Sincerely,

Margarita Chun

Head of Market Relations

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: October 28, 2025	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer